DISH NETWORK CORPORATION
9601 South Meridian Boulevard
Englewood, Colorado 80112

March 29, 2010

Via EDGAR

Larry Spirgel
Assistant Director
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, D.C.  20549

Re:      DISH Network Corporation
Form 10-K for the fiscal year ended December 31, 2009
Filed March 1, 2010
File No. 0-26176

Dear Mr. Spirgel:

Per my telephone conversion with Dean Suehiro on Monday, March 29, 2010, DISH Network Corporation plans to respond to the comments contained in the March 23, 2010 letter from the Securities and Exchange Commission on or before April 14, 2010.  Should you have any questions or concerns, please feel free to contact me at (720) 514-5297.

Sincerely,

/s/ Brandon Ehrhart

Brandon Ehrhart
Vice President and
Associate General Counsel

cc:           Kyle Moffatt, SEC
        Dean Suehiro, SEC

9601 South Meridian Blvd., Englewood, CO 80112  Tel: 303.723.1000  Fax:  303.723.1299